TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 30, 2020

Dear Sir/ Madam,

Sub: Transcript of the 39th Annual General Meeting

Please find enclosed the transcript of the 39th Annual General Meeting of the Company held on June 27, 2020. This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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"39th Annual General Meeting"
June 27, 2020
4 P.M. IST to 7:07 P.M. IST

CORPORATE PARTICIPANTS:

Nandan Nilekani
Chairman

Salil Parekh
CEO and Managing Director

Pravin Rao
Chief Operating Officer and Whole-time Director

Kiran Mazumdar-Shaw
Lead Independent Director

D. Sundaram
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Michael Gibbs
Independent Director

Uri Levine
Independent Director

Nilanjan Roy
Chief Financial Officer

A.G.S Manikantha
Company Secretary

Other key executives and senior management and

Shareholders

Welcome Address – Nandan Nilekani

I welcome the members to the 39th Annual General Meeting. This meeting is being held through video conference in accordance with the circular issued by the Ministry of Corporate Affairs and SEBI. For safety reasons, each of us is in a different location. Before we start the main proceedings of the meeting, I request my colleagues on the video conference to introduce themselves. Salil?

Salil Parekh

Good afternoon everyone. I am Salil Parekh. I am the CEO and Managing Director of Infosys. I am in Bengaluru in my home.

Nandan Nilekani

Pravin.

Pravin Rao

Namaskara. I am Pravin Rao, Chief Operating Officer and member of the Board. I'm attending from my residence in Bangalore.

Nandan Nilekani

Kiran.

Kiran Mazumdar-Shaw

Namaskara. I am Kiran Mazumdar-Shaw, Lead Independent Director. I am attending this AGM from my residence in Bengaluru.

Nandan Nilekani

Sundaram.

D. Sundaram

This is Sundaram, attending the AGM of Infosys from Mumbai. I am an Independent Director and Chair of the audit committee. Thank you

Nandan Nilekani

Punita.

Dr. Punita Kumar-Sinha

Hello, good evening. I am Punita Kumar-Sinha, Independent Director and Chair of the stakeholder relationship committee, attending the AGM from Jharkhand.

Nandan Nilekani

Michael.

Michael Gibbs

Good afternoon everyone. This is Michael Gibbs. I am attending from my home in Houston, Texas.

Nandan Nilekani

Uri.

Uri Levine

Good afternoon everyone. My name is Uri Levine and I am attending from Tel Aviv, Israel.

Nandan Nilekani

Nilanjan.

Nilanjan Roy

Good afternoon everyone. I am Nilanjan Roy, CFO, attending from the Bangalore campus.

Nandan Nilekani

Mani.

A.G.S. Manikantha

Hi, good evening everyone. This is Manikantha, Company Secretary, joining from Bangalore.

Nandan Nilekani

Apart from them, we also have key executives and senior management joining from their respective locations. Statutory auditors, Deloitte, and Secretarial Auditor, Parameshwar G. Hegde, have also joined this meeting.

We have the requisite quorum present through video conference to conduct the proceedings of this meeting. Participation of members through video conference is being reckoned for the purpose of quorum as per the circulars issued by MCA and Section 103 of the Companies Act, 2013. The quorum being present, I call this meeting to order.

I now request Manikantha, Company Secretary, to provide general instructions to the members regarding participation in this meeting.

A.G.S Manikantha

Hi, good evening everyone. Members may note that this Annual General Meeting is being held through video conference in accordance with the Companies Act 2013 and circulars issued by the Ministry of Corporate Affairs and SEBI. Facility for joining this meeting through video conference or other audio-visual means is made available for the members on a first-come-first-served basis. The Company has also provided webcast facility to view the live proceedings of this annual general meeting on the Company's website. The Register of Directors and Key Managerial Personnel, the Register of Contracts or Arrangements, has been made available electronically for inspection by the members during the AGM. Members seeking to inspect such documents can send their requests to investors@infosys.com.

As the AGM is being held through video conference, the facility for appointment of proxies by the members was not applicable and hence the proxy register for inspection is not available.

The Company has received requests from a few members to register them as speakers at the meeting. Accordingly, the floor will be open for these members to ask questions or express their views. The moderator will facilitate this session once the Chairman opens the floor for questions and answers. Members can also post their views or questions on the "Ask a question" tab on their video conference screens before 4.30 PM IST. It may be noted that the Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

The Company had provided the facility to cast the votes electronically, on all resolutions set forth in the Notice. Members who have not cast their votes yet electronically and who are participating in this meeting will have an opportunity to cast their votes during the meeting through the e-voting system provided by NSDL. Members can click on "Vote" tab on the video conference screen to avail this feature.

Members are requested to refer to the Instructions provided in the notice or appearing on the video conference page, for a seamless participation through video conference. In case members face any difficulty, they may reach out on the helpline numbers.

Thank you very much.

Nandan Nilekani

Thank you, Mani.

The Company has taken all feasible efforts under the current circumstances to enable members to participate through video conference and vote at the AGM. I thank all the members, colleagues on the Board, auditors and the management team for joining this meeting over video conference. I hope all of you are safe and are in good health.

Chairman's speech – Nandan M. Nilekani

Dear Shareholders,

Welcome to the 39th Annual General Meeting of Infosys. It is a pleasure to connect with all of you again, although this time we meet virtually. On behalf of the Infosys Board of Directors, I want to thank you for taking the time out to join us today. Your support and confidence in us, even in uncertain times like these, drive us to look for more ways to do more, and create greater value.

During fiscal 2020, our overall revenue grew 9.8% in constant currency terms, totaling US$ 12.8 billion. With operational rigor and steady focus on expense management, our margins stood at 21.3%. The value of our large transformation deals stood at US$ 9 billion, and our digital revenues, in constant currency terms, grew by 38%.

The Board of Directors has recommended a final dividend of ₹ 9.5 per share for fiscal 2020. Coupled with an interim dividend of ₹ 8 per share paid in October 2019, the total dividend payout for the year was ₹ 8,120 crore. Our earnings per share grew by 8.3% in US dollar terms.

The Board of Directors has recommended the appointment of Uri Levine as an independent director of the company, effective April 20, 2020. Uri is a much-admired serial tech entrepreneur with extensive and in-depth business understanding of emerging technologies and will bring tremendous value to the Company. D.N. Prahlad has stepped down as an independent director to devote more time to his other business commitments. Earlier in February 2020, Roopa Kudva retired from the Board of Infosys as an independent director after the completion of her tenure. On behalf of the Board of Directors and on your behalf, I place on record our appreciation for the services rendered by them during their tenure.

The COVID-19 pandemic is extraordinary and unprecedented. It has impacted the world and every country, business and individual. These are not easy times for any of us, and our clients are dealing with several challenges as well. For instance, retailers have been hit hard in the non-grocery, apparel, lifestyle and fashion sections. Travel and hospitality have greatly slumped. Bankers will have to deal with deferred loan payments, the insurance sector is compelled to charge lower premiums in some categories, and manufacturers must manage both demand and supply hurdles as they repair their broken supply chains. Media and entertainment is impacted because of reduced outdoor activities and shrinking ad spend. 5G projects and adoption will slow down as well, as corporates begin to reconsider their capital allocation. From building more flexible supply chains to urgently enhancing e-commerce offerings and supporting new models of employee experience, so much needs to be done to accelerate recovery and resilience. Technology is essential to get it all working, the efficiencies of automation to make it viable, and experiential design to unlock more value from this work. We will help our clients with all of that. We can help them become more responsive to the changing context, and develop live enterprise capabilities. We have already pivoted our resources to the new needs of our clients and strengthened our expertise in cloud, workplace transformation and smart automation to be able to help them accelerate and scale their digital endeavors.

Much of the confidence that we can deliver comes from our own digital transformation in the past two years – guided by the Navigate your Next strategy articulated by Salil Parekh, our CEO & MD. This has amplified our capabilities with virtual workspaces, secure polycloud environment, micro-survey services for our digital platforms, curated offerings in our service store, and tools for remote collaboration. All these are our strengths as a live enterprise.

With the strategic steer from our COO, U.B. Pravin Rao and our global senior leadership, these same strengths helped us prioritize the safety of our workforce through the pandemic, enabling 93% of our over 2,40,000 employees, across 46 countries, to work from home in just a few weeks. Our remote access infrastructure was expanded 10x for virtual private network bandwidth and back-end capacity scaled by 4x to support the increase in concurrent connected remote users. Officially provided devices as well as personal ones were enabled with wireless connectivity to let our employees securely connect with our office networks. Cloud-based remote audio, video and content collaboration platforms are integral to this setup. The InfyMe application continues to connect all Infosys employees to the latest company updates – from advisories, to policies and other company benefits – while also allowing them to self-declare their health status. In Mysuru, over 9,000 trainees and interns have relocated to their homes from our residential Global Education Center. They are all enabled to continue training on our digital learning platform, Infosys Lex. In addition to bite-sized online content, Lex brings trainer-led lessons, a hands-on lab environment and even proctored internal certifications – all virtually – to the homes of the learners.

Our clients continue to take advantage, albeit remotely, of our digital delivery centers in Europe, Asia and the US. To meet the growing demand for direct in-market engagements, in early FY20, we added a new center each in Arizona in the US and in Dusseldorf, Germany. Encouraged by the strong traction we are seeing for our global network of digital studios, we added to the chain an experience design and innovation studio in London. This year, we surpassed our Spring 2017 commitment to hire 10,000 American workers. We also hired over 19,000 college graduates from campuses in India.

The post-cloud era is bringing our industry the opportunity to do so much more. Infosys, this year, was recognized as Microsoft Global Alliance SI Partner of the Year largely because of the significant influence we have over Microsoft Azure consumption with our clients. We also continue to grow solutions on Amazon Web Services to help our clients fast-track their digital transformation on cloud. We expanded our relationship with Google Cloud to become their qualified Managed Services Provider and grow in our ability to offer industry-specific innovations on the Google Cloud Platform. In addition, Infosys has become the first global systems integrator to join IBM's new public cloud ecosystem. This collaboration will help our clients – including those in highly regulated industries such as financial services, insurance and healthcare – to benefit from public cloud. Our acquisition of Simplus, one of the fastest-growing Salesforce Platinum Partners in the US and Australia, further accelerates our enterprise cloud capabilities.

Over the last few years, we have made huge investments in making Infosys stronger and more resilient. These investments have positioned us very well and this is demonstrated in the way we are responding to the COVID-19 pandemic. Combining the scale, brand, and relationships of a large company with the speed, responsiveness and agility of a start-up, we are confident of tiding through this global crisis. Our robust balance sheet, steady growth momentum, digital systems for our people, and our executive team, unified in their focus on strategy execution, are advantages that are clearly working for us. On behalf of the Board, I want to assure you all that we will spare no effort to build on this foundation to emerge stronger in time.

We remain indebted to the generous guidance and support of our partners, clients, co-founders and governments of the several countries and states that we operate in. And I am grateful to you, our shareholder, for your continued trust in us.

Thank you.

Warm regards,

Nandan

I now request Salil, CEO and MD to address the shareholders.

Salil S. Parekh – CEO and Managing Director, Infosys

Thank you, Nandan and good afternoon again to all the shareholders that are joining in. I will take a few minutes to share with you our journey in financial year '20 and then give you a little flavor of how things have developed in just the last few weeks as well and a glimpse of where we are going in the future. The way I am trying to define this for the session – first, it's about our successful financial year '20. Second is about the stability that we have seen in the time of crisis and the third, to show or demonstrate our live enterprise concept very much in action.

In terms of how financial '20 was and the way that we made a difference with our clients, first, we made excellent growth. The growth was 9.8% for the full year. We had a strong operating margin. Even better, our earnings per share grew very strongly at 8.3% in dollar terms. Our digital revenue was excellent, far in advance of where the market is. And more critically, an advantage of our overall company, the digital business is now well over 40% and becoming bigger and bigger. We had put a lot of efforts into large deals and those came in at over US$ 9 billion, just at US$ 9 billion for the year. Our company today is US$ 12.8 billion in size, 2,40,000 employees across 46 countries.

What we started a few years ago was our digital journey. In this digital journey with this pentagon, which is something we use inside the Company extensively with our clients every day and also with everyone outside in terms of analysts to show we think about digital. Both the digital revenue growth has and has been accelerating. If you look at the difference between FY19 and FY20 and the percentage of digital in our company is going up. We know this is a business that our clients are really close to and the more we pursue this, the more we become relevant for their future.

In support of these and as a result of these, we have seen our overall growth accelerate across the last two years from where we were and we plan to maintain this till we come out of the crisis as well. What is even happening is the way we are focused on our large client accounts and relationships. Here we track relationships which yield more than US$ 50 million per year. You can see a clear and steady progress that your company has made in building maintaining and expanding the relationships. We have all talked about how the large deals have passed and this is also heartening to see that what we had as a very strong foundation, we then built upon it in the previous year in FY 19 and further scaled it in FY 20 to have a solid engine for large deals momentum. In summary, our financial performance is strong.

Here I want to share some of our numbers in rupees to show all of the movement in income, in profit and EPS in rupee terms as well. As we have done all of this, we have got tremendous recognition from the outside world beyond the numbers and beyond the financial metrics. We have been ranked number 3 by

Forbes as the World's Best Regarded Company. This is truly something everyone within Infosys has a huge amount of prime and everyone outside including all of our shareholders should feel tremendous joy to see we having received this. We have won a UN award on Global Climate Action, again something that was started ten or fifteen years ago by the founders as a really leading mission, something we are proud that the company continues to do and build upon. We have also received awards from our partners like Microsoft, from independent analysts like Gartner and IDC, and in many different fields. I have given just a few examples here, but these are in a number of different fields that we are starting to perform and have been performing in a leading way.

Then I want to share something to give you a clear view that we are in excellent financial strength as we closed the year. We had US$ 3.6 billion of cash on our balance sheet with zero debt. We provided US$1.1 billion of dividends in this financial year. And a critical measure 97.8% of our revenue comes from non-rupee currencies mainly US dollar, euro, Australian dollar and the UK pound. To give you a little bit more detail on the balance sheet. You can see that it's strong, it's debt-free and it's liquid, something which is very important when one enters the crisis of the nature we are in the middle of.

Here, I want to share a little bit about how we have returned capital to our shareholders. In fact, we expanded our capital return policy through the financial year and made it spread out over five years to make sure we have all the right measures of returning capital across a five-year period. We remain committed to this and this is something that we are quite proud of in returning the capital to our shareholders.

As a consequence, we have built an extremely strong foundation for our future success. In addition to having a good year in FY 20, we are preparing a foundation for the future years so that we remain as strong in the market as we have been. We have the trust of our clients, relevant services, especially on the digital side. We have an extremely motivated team of employees. And we have an aligned leadership team that is working hand-in-hand and working together for the better of the company.

Now as March came upon us, at the end of March the crisis started and we have maintained an absolutely laser focus during this crisis so far. We very quickly moved our attention to some new and very limited few priorities. The first amongst them was employee safety. The second, we wanted to have absolute stability in delivering our work for our clients. Third, we could sense that the clients were looking at new things change and we wanted to shift to those needs. And of course, fourth, we wanted to be even more careful with our cost and expense as we entered the crisis, even if we had a strong balance sheet. We did not want to take any chances.

First on employee safety, that is the most critical element for us. Our entire team led by Pravin and everyone in the leadership put this absolutely into motion right away. We have social distancing, masks, sanitation, temperature checks and a variety of measures which we have implemented within our campus to make sure everything for our employees is safe. We already have 99 percent of our employees working effectively with technology enablement thanks to the foresight that the company had some years ago and the changes that were made in the infrastructure and then the rapid way we could, in a modular manner, expand that infrastructure.

On this slide, I give just some examples, without reading all of them, of the detailed positive comments that I and our whole team, all of our leaders have received from hundreds of clients of the Company. It is actually quite touching to see how the clients reacted in the way that the company has supported the clients and therefore feeling of depending strongly on the company. Then we noticed that clients are looking for new things in this environment. One of the things that Nandan mentioned was the quick agility,

quick reflects, even if it's a big company. We have now looked at what is the clients need on cloud and digital. To give you one example, in a discussion I was having oversight with the CEO of a company two weeks ago. They made a statement that instead of taking 24 months to do a digital transformation program, they want to finish in the matter of two months. This is the type of speed that our clients are now looking for and we are ready to help them.

The second, as we have been careful with our costs and expenses, our clients are similarly careful with our costs and expenses. With that we have seen an increased use of automation that we have put in place.

Third, because of the strength of what we have done recently and the long history and trust that our clients have with us, in addition to the financial strength of the company many clients are looking at consolidations. We feel we will be well-positioned to take advantage of that. In this crisis, we are also operating with tremendous stability. We are able to continue our work on service delivery, on transitions, on even sales activities with our clients in the new contactless method. We have adopted huge amounts of reskilling across the company in the platform that Nandan was sharing with you. And in many ways making it very important for the individuals to reskill. We have also developed an agile methodology which we have launched and expanded across the company. Those things are making us more ready for the future. And then we launched a localization component of our strategy which allows us, in addition to the depth we have in India, to build a more resilient business in different geographies and help us navigate better in the new and changing visa regulations.

While we are doing all of this in terms of business, we continue to remain committed to the communities that we operate in and that we are involved in. The Infosys Foundation in India is absolutely a leading example of the sorts of work that is being done. Whether it's in …, whether it's in food, whether it's in rural development. The list is extensive and very detailed and exhaustive in the way the support is provided. We have also started on a small way in the US with our foundation activities and we did some small activities in the UK as well in this financial year given what was going on in the country. Again, as a consequence of all of these actions and the strength of the Company, our expectation and my expectation is we will emerge stronger from this crisis. This crisis on a good momentum and we believe keeping all the attention we have, we will emerge with a good momentum.

Second, we have changed the direction to make sure we are focused on our safety, on clients' needs and the client service delivery. We have with our actions increased the trust that our clients have with us. The commitment and motivation of employees remain strong and our leadership is quite focused and aligned.

So in conclusion, we had a successful financial year in '20. We have stability during the first few months of the crisis. We are convinced that we will emerge stronger from this crisis. I really want to thank you all for your continued support, dear shareholders, for giving us the guidance and the support and the voice to make sure that the Company continues on its journey into the future.

Thank you and back to you, Nandan.

Nandan Nilekani

Thank you, Salil.

I now request Manikantha, Company Secretary, to provide a summary of the Auditors' Report.

A.G.S. Manikantha

Thank you. The Statutory Auditors, Deloitte Haskins & Sells LLP, and Secretarial Auditor, Parameshwar G. Hegde, has expressed unqualified opinion in the respective audit reports for the financial year 2019-2020. There were no qualifications, observations or adverse comments on financial statements and matters, which have any material bearing on the functioning of the Company. The Statutory Auditors' report on standalone financial statements and consolidated financial statements are available on Page numbers 150 and 212 of the annual report. Secretarial Auditor report is enclosed as Annexure V to the Board's report on Page number 45 of the annual report. Thank you.

Nandan Nilekani

Thank you, Manikantha.

As the Notice is already circulated to all the members, I take the Notice convening the meeting as read.

Before we proceed, I am pleased to bring to your notice that, as required under the Companies Act, 2013, the Company had provided you all the facility to cast your vote electronically, on all resolutions set forth in the Notice. Members who have not cast their vote electronically and who are participating in this meeting will have an opportunity to cast their votes through the e-voting system provided by NSDL. Members may please note that there will be no voting by show of hands.

We now take up the resolutions as set forth in the Notice. We will open the floor for any questions by members after all the resolutions are tabled.

1. Item No. 1 of the Notice – Adoption of Financial Statements.

The Financial Statements of the Company including the consolidated financial statements for the financial year ended March 31, 2020 including the reports of Board of Directors and Auditors have already been provided to the members.

2. Item No. 2 of the Notice - Declaration of Dividend.

The Board has recommended a final dividend of ₹ 9.50 per equity share. You would recall that an interim dividend of ₹ 8/- per equity share was already paid for the financial year ended March 31, 2020. The dividend amount including the interim will be ₹ 17.50/- per equity share.

3. Item No. 3 of the Notice - To appoint a Director in place of

Salil Parekh, who retires by rotation and, being eligible, seeks re-appointment.

4. Item No. 4 of the Notice – Appointment of Uri Levine as an Independent Director.

The text of the resolutions along with explanatory statement is provided in the Notice circulated to the members.

If any member desires to ask any question pertaining to any item on the Notice, he/she may do so now. Members are requested to keep their questions brief and specific. The moderator will facilitate the questions on the video feature. To avoid repetition, the answers to all the questions will be provided towards the end. Members may also note that the Company reserves the right to limit the number of members asking questions depending on the availability of time. While the members are queuing up to ask questions, may I request the team to play short videos on Building a Live Enterprise and Making of the Aarohan Social Innovation Awards.

[Infosys Live Enterprise video plays]

[Aarohan Social Innovation Awards video plays]

Questions

A.G.S. Manikantha

Dear shareholders, thank you for joining our 39th AGM today and for taking time to participate in today's AGM. Before we go live with the Q&A, here are some points to note for your convenience. Kindly turn on your video when you are projected on the broadcast screen, kindly unmute yourself, and proceed to ask the question. Please mention your name, Folio Number, and the location from where you are joining. Each shareholder will have two minutes for their questions. To avoid repetition, the Board will respond to all the questions at the end. Once you have asked your question, you can log off and continue to watch the proceedings. The Board will be taking questions from shareholders in two or three sets, depending on the number of questions on video.

Now we request Mr. Sadananda Sastry to unmute himself and kindly proceed with the question.

K. Sadananda Sastry

My number is 11702201. I am coming from Bangalore. Sir, first of all, I had sent an appeal to you for postponement of meeting as it's COVID period, but there was no response for that one. Why is the company hurriedly convening this meeting? I do not know. What is the reason, when the ministry of Corporate Affairs is so liberal in giving the extension of period for conducting the meeting?

Secondly, Sir, it is a question to the chairman. Sir, on Page number 13 you have said 9,000 trainees from Mysore unit have been sent home. But what about the Hyderabad unit sir? Neither you have shown us, nor we have seen it. What about that particular Hyderabad unit?

There is a question to Salil Parekh. Sir, in your statement, you have given with all cooperation of the officials and the employees, that you have achieved extraordinary results. What is an extraordinary result that is the total profit has implications as explained by you in the financial statement? Sir, while

appreciating your company's help to the public in this COVID period, I felt sorry for one thing. Particularly, I mean when people are losing their job, livelihood and they are getting partial salary. But amidst that, the company has declared a perquisite package to Infosys employees. I heard somewhere that Mr. Parekh has been given a ₹ 43 crores package, that I do not know whether it is true or not. But the public will think otherwise. But if you broadcast it through paper, it will be burdensome to other people too and distorts the image of the Company. But anyway now in this aspect, our chairman is poor and our CEO is rich, for that I will give special wishes to him.

Sir, coming to the financial aspect. Sir, I am not talking about your dividend or bonus shares or rates issues, or mementos, etc. but I want to maintain, I want to look after the safety and I am concerned about the strength and stability of the Company. Sir, in your financial statement, that is Page number 22 to 24, you have given that a profit of US$ 16,639 is the PAT that is the profit after tax. When compared to that, there is a growth of 1,230 crores.

A.G.S. Manikantha

Sir, we request you to kindly wrap up your questions at the earliest.

K. Sadananda Sastry

Only another three questions are there…

When compared to that, there is a growth of ₹ 1,230 crores, that's all. Out of that, ₹ 760 crores interest you have earned on refund orders as well as Panama adjustments, goes out of ₹ 1,230 crores leaving hardly ₹ 470 crores. How do you justify that? It is still great achievement, but what are your comments over my comments?

Lastly, still some of your subsidiaries are running under loss. What is your strategy, there is Shanghai also, to bring it to the positive line, sir? Sir, I am very particular about the last item of your P&L, that is, Other Expenses. I have not seen it anywhere else. But because some companies are loading some unallocable expenditures. We are not able to see it. Mr. Srikantha will send a copy of that afterwards, I will use that for my ensuing AGM sir.

Lastly, sir. This is our AGM. Some of our members are making use of this. I think there is no answer for that.

A.G.S. Manikantha

Sir, we request you to wrap up your question.

K. Sadananda Sastry

I will conclude my comments and thank you very much. Good luck, good evening. See you at Christ College during next year physically. Thank you very much, sir. Thank you very much.

A.G.S. Manikantha

Thank you for your question, sir. We have noted your questions and the Board will answer at the end of the session. Thank you. Now, we have a question coming in from the next shareholder. Mr. Anish Hegde, please go ahead with your question.

Anish Hegde

Hi, I am Anish, joining from Bangalore. My DPID is 1208160016224236. I have two questions. So since most of the employees are now working from home and Infosys being the lead, has enabled more than 93% of its workforce to work from home. WHO also recently released a report saying more there is a more than five-fold increase in the number of cyber threats. So in this regard, the Company has issued directives and the Company has issued guidelines to employees working from home as to how to protect security. Seeing as how this brings about more security risk and more cost, what is the additional framework that the Company has set up in this place to ensure that the data is secure? Seeing as the WHO report states that there is an increase in cyber threats, what is the additional framework that the Company has set up in this place to protect its data?

Secondly, since the Company has also mentioned in this AGM, in its Annual Report that an integrated ERM framework has been set in place which has strengthened the Company's risk policy and Infosys also being a certified ISO 27001 standard. What is the risk that the Company has anticipated or is anticipating from this cyber threat, because in the Annual Report the Company has stated in the outlook that there might be an increase in cyber threats? So in this regard, what is the anticipated threat or what is the cost of this anticipated threat on the Company? Thank you.

A.G.S. Manikantha

Thank you, Mr. Hegde. We have the next question coming from shareholder lined up. We request Manoj, kindly go ahead with your question.

Manoj Neelakanthan

Good evening. Thank you for the opportunity. My name is Manoj, from Bangalore. My DPID is IN303028. My question is regarding the workplaces. Much has been said about work from home, work from anywhere and all that. Given that Infosys has always prided itself on having a world-class campus experience for its diverse workforce and for its clients. Would there be any change in this strategy in light of the times we are in? Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Manoj. We have the next question from another shareholder. Mr. Bijnan, kindly unmute yourself and ask your question. Mr. Bijnan, if you can go ahead and ask your question, please? Mr. Bijnan, we can’t hear you. Mr. Bijnan, we have trouble in hearing you. I think there is some connectivity issue.

Can you re-login and ask your question? We'll be taking the questions from other shareholders. You can kindly re-login and come in the queue.

We have the next question coming from Mr. Naveen. Kindly unmute yourself and ask your question. Naveen, we can't hear you. Kindly unmute your mic and ask your question.

Naveen Ramesh Varidani

Hi. Thank you very much for the opportunity. Sir, I have set of questions. First is, recently we have the news of H1B and H2B and other visas to be banned by the United States. What would be the impact on the company Infosys? Will there be any change in the business models because of this visa ban?

Second question. There's prevailing tension between the US and China. Will Infosys be benefited from these tensions? Will Infosys get more business because of this tension? Right now there is tension between India and China as well presently. So what would be the impact of this on Infosys?

Third question is as recently on 22nd May, 2018, Infosys acquired the company by the name WongDoody Holding Company. Are you planning for future acquisitions and are the operations smooth for this particular company because this company is in the US?

Last question. As we had heard news about the company Neiman Marcus of US, which had closed 40 retail stores. Will there be an impact on Infosys and same group, our JC Penney also, they were our clients? So that is what I wanted to know. My ID is 1208160011915976. I'm calling from Mumbai. Just these four questions. Thank you very much, sir.

A.G.S. Manikantha

Thank you, Mr. Naveen. We have the next shareholder coming in. Mr. Anjai, kindly unmute yourself and ask your question. Mr. Anjai, can you hear us? I think we have some trouble with Anjai's connection. Can we have the next shareholder please?

Mr. Sudhir, please kindly go ahead with your question.

Sudhir Jhangiani

Yeah, good evening, everybody. Congrats on efforts in these trying times. Thank you for taking my query. I have two sets of query, one is on growth and business continuity. Part of that is, Infosys growth rate has come down significantly over the years compared to before. Shouldn't there be some out-of-the-box thinking or steps to ensure much better growth rates than these last years?

The next part is what is the expected revenue impact growth in dollar in FY 20-21? How does the new H1B visa rule affect Infosys performance from here on? When can the Company go back to better margins in excess of 26%?

Then the next set of questions is on products and platforms. Shouldn't the Company increase focus on products, platforms and productize domain expertise making this a percentage of total revenue target in a five-year plan? This percentage can be measured year-on-year vis-à-vis the total revenue for the whole company and can be verified with stated goals.

The next part is can we also produce software consumer products like Microsoft etc. and also be a B2C company? Next one is, how much is being spent each year as a percentage of sales on innovative technologies, products and platforms? Thank you for taking my queries.

A.G.S. Manikantha

Thank you, Mr Sudhir. May I request the next shareholder to go ahead with your question, please? Mr. Arockiaraj, kindly unmute yourself and go ahead with your question.

S. Arockiaraj

Thank you for the opportunity you have given me to speak over here. What are the plans that Infosys is having in 2020-2021 to improve the overall profit percentage? Thank you.

A.G.S. Manikantha

Thank you, Mr. Arockiaraj. May I request the next shareholder to go ahead with your question, please? Madam, kindly go ahead with your question, Ms. Suchitra. Ms. Suchitra, can you hear us? I think we have some trouble in the line of Ms. Suchitra. Can we take the next question please? Ms. Vasudha, can you kindly unmute and –

Vasudha Vikas Dakwe

Yes. Yes, Sir. Good afternoon, Sir. I have only two questions. What is the impact on the Company's business in India as well as US due to COVID-19 pandemic situation? Secondly, what are your future plans to overcome this pandemic COVID-19 situation? I hereby support all your resolutions. Thank you.

A.G.S. Manikantha

Thank you, Ms. Vasudha. Can we have the next question, please? I think that was the last question from this set of shareholders. We'll come back with more set of questions shortly.

We have one question from an audio line from Mrs. Patel from Mumbai. Madam, can you hear us? Kindly go ahead with your question.

Hutokshi Sam Patel

Good evening to all of you. I'd like to wish everyone a happy day. This is 39th AGM and all your people, Rakesh, Pooja, Mr. Girish, they have taken excellent care. This is not the first time that in Infosys we are talking from Bombay because every year except the last year, we have been talking from Bombay on and off at the AGM and it has been very excellent for giving me this opportunity to speak over here. I wish the Company and everybody else very best. I even wish Manikantha and even our Rekha, please give special regards to her. Now I put forth my questions.

Sir, economic down trend is the best time for new acquisitions. Where does Infosys stand as far as new acquisitions are concerned during this pandemic lockdown? Can high cash balance be utilized for buying shares of other companies as an investment not as an acquisition? At least 5% to 10% of the cash balance which can be utilized by the Company.

Next question, how many off-role employees are there in Infosys? What is the impact of employee productivity growth in this pre-COVID *vis-à-vis* post-COVID lockdown period? In the top line and bottom line? How much is the lease rental expense as a percentage to the income and profit of the Company? What is the estimated reduction in cost of lease rental due to work from home policy? Any new business verticals or opportunities which Infosys proposes to venture?

I wish the Company the very best, the management team all the very best. Thank you for the dividend of ₹9.5 though I feel it is a little less. Of course, ups and downs are always there. I also wish Mr. Uri Levine, if he is here at this meeting, welcome Mr. Levine. I suppose that you have come in place of Mr. Prahlad. Mr. Levin, you have started FeeX, FairFly, Refundit – by any chance are you going to implement this even in our country? It would be great, if possible.

A.G.S. Manikantha

Madam, request you to kindly wrap up your question…

Hutokshi Sam Patel

I support all your resolutions. I thank everybody for their excellent help and support and wish good luck to all. Thank you very much.

A.G.S. Manikantha

Can we have the next question from Mr. Anjai Ramesh? Anjai Ramesh, kindly unmute yourself and ask the question.

Anjai Ramesh:

Good day. Good day. Hope I'm audible to all.

A.G.S. Manikantha

Yes, you are audible. Kindly go ahead with your question.

Anjai Ramesh:

First of all, thank you for giving me this opportunity to speak at this AGM, the 39th AGM of Infosys and the first e-AGM of Infosys, due to this Corona era. So, straight to the questions. Due to the paucity of time,

I am not taking much time. Actually, I don't have any questions as such, but I have a few suggestions which the Management and the Board could look upon.

First thing, during this COVID era, please make sure your stakeholders, all the stakeholders, are well. No layoffs, so that the reputation of the Company will be at the best. Second thing, I would like to tell that you can work on the existing workforce and implement more talents, I mean, more skills in them. That is the second suggestion. Third, I would like to suggest that you could see more on the CSR side which would help the country and the world as a whole, since Infosys is a global company. I would request you to have more emphasis on the CSR side because as in the balance sheet, on the side of economics or the financials of the Company is very strong. I hope the COVID cannot impact much on this. So, best wishes to all the Management and the Board of Directors. Thank you for this opportunity given to me. Thank you.

A.G.S. Manikantha:

Thanks, Mr. Anjai. Can we have the next question from Mr. Bijnan, please?

Mr. Anjai, if you could log off and continue on our broadcast, please. We have shareholders joining from audio. We request the shareholders to kindly go ahead and ask their questions. Can we have the first shareholder on the audio question please?

Mukund Deshpande

This is Mukund Deshpande.

A.G.S. Manikantha:

Mr. Mukund Deshpande, kindly go ahead and ask your question. Mr. Mukund Deshpande… Mr. Mukund Deshpande, we have trouble hearing you. Do we have any other shareholder on the audio question?

We have the next shareholder lined up for the video question. May I request to turn on the video, and then we can take the question by Ms. Suchitra. Ms. Suchitra, kindly unmute yourself and ask your question. Ms. Suchitra? Ms. Suchitra, are you asking your question on the audio? Ms. Suchitra, you need to unlock your – unmute yourself and ask your question. I think there is some issue. Ms. Suchitra, can you hear us? We have some connectivity issues from Ms. Suchitra's line. Can we take the next question from the next shareholder? Mr. Abhirup Nandy? Mr Bijnan? Mr. Bijnan, have you joined the audio line, please?

Bijnan Singh Srimal

Right, Sir. May I continue?

A.G.S. Manikantha

Mr. Bijnan, kindly go ahead, we can hear you. Kindly go ahead with your question.

Bijnan Singh Srimal

Do you hear me, Sir?

A.G.S. Manikantha

Yes Sir, we can hear you very well.

Bijnan Singh Srimal

I'm audible?

A.G.S. Manikantha

Yes Sir, please go ahead with your question.

Bijnan Singh Srimal

Mr. Chairman sir, members of the Board, my investor friends and ladies and gentlemen. I am C.A.B.S. Shriman. I'm extremely grateful to Mr. Nilekani for giving us the opportunity to interact in the proceedings of this AGM and share our views and suggestions. I'm sure Mr. Chairman would take it in proper perspective and would respond fully so that we go back fully informed. I'm also thankful to my fellow investors, who have taken their time out to actively participate and share their views and suggestions to make it more lively. Sir, I happened to talk to your Company Secretary, Mr. Mani, yesterday and he made a remark, while talking, that COVID-19 has thrown up this opportunity to organize AGM on virtual mode. I cannot but more than agree with him that it will definitely open up the opportunity to participate at the AGM, by the investor who resides outside the purview of the Company's registered office. While in this subject, Sir, could you tell us what is the expenses of conducting the meeting on virtual mode *vis-a-vis* physical mode?

Let me now share a few of my thoughts and suggestions. I'd like to offer my thanks to the Chairman and CEO, Mr. Parekh, for producing a reasonably good result under the prevailing circumstances, when we find there is a downward trend in the economy. And also for rewarding the investors in various counts. Going forward, I would like to take up the dividend payout which is dear too for all the investors. The Company has declared dividend to the tune of 17.50, 53.2% compared to 21. 50, 68.8% last fiscal. Could we hope, Sir, for better dividend payout in the current year? I would also like to point out the draconian provision of the Companies Act, '13 wherein if dividend remains unclaimed, the shares would also be liable to be forfeited. Hence, the Management as well as the investors should be very very proactive in this regard, so that the shareholders don't miss to claim their unclaimed dividends. In view of the present visa policy of Trump administration, what could be the impact on our Company? In page 26, revenue per employee is lower compared to previous year. Steps initiated by the Company for rectification? Could you, Sir, enlighten us about the present position of two subsidiaries shown under Held for Sale, and for which ₹ 265 + ₹ 469 crores was provided in last year's account. Their current position? While in this subject, my attention is also drawn to page 34, where I found about 19 subsidiaries shows nil turnover and about nine subsidiaries are running at a loss, totaling to ₹ 420 crore approximately, out of the total 73 subsidiary companies we have. What is the Management view and action envisaged in this regard, Sir?

A.G.S. Manikantha

Bijnan Singh Srimal

Mr. Bijnan, can you kindly wrap up your question at the earliest, please?

Yes. Yes. In profit and loss account, ₹ 114 crore is for the finance charges. What is that about and its next year's estimate? There appears to be a definite trend of digitization in India and the same is also pursued vigorously by the government and augmented by the present pandemic, how the Company could get benefit out of this trend? In this respect, my attention goes to page 24 wherein I found that current year's digital segment has grown by 2% and core segment fall 8%. What is your current projection in this regard? Sir, with this, I would like to conclude and thank you very much for giving me the patient hearing. Thank you so very much.

A.G.S. Manikantha

Thank you, Mr. Bijnan.

Bijnan Singh Srimal

Thank you.

A.G.S. Manikantha

Do we have the next audio question, please? Mr. Abhirup Nandy, can you hear us? Mr. Abhirup Nandy, kindly unmute yourself and ask your question. Mr. Abhirup Nandy?

We have the next question from Mr. Tamal Kumar Mazumdar. He's on video. Mr. Tamal Kumar Majumder, kindly go ahead and ask your question.

Tamal Kumar Majumder

Hi, this is Tamal Kumar Majumder, an equity shareholder from Calcutta. I have some questions about audit records and other matters. Firstly, my first question, our operating margin is decreasing every year from 25% in financial year '16, it became 21.3% during financial year '20. Yes… Yes…

A.G.S. Manikantha

Mr. Tamal Kumar Majumder, kindly go ahead and ask your question. We heard the first part of your question.

Tamal Kumar Majumder

Would you please share your thoughts in this respect and your expectation for the current year? My second question is, Infosys recently announced permanent work from home for 33%...Yes, I am saying, Sir…

A.G.S. Manikantha

Kindly go ahead.

Tamal Kumar Majumder

Is it okay? Am I audible?

A.G.S. Manikantha

Yes, we can hear you. Kindly complete your question.

Tamal Kumar Majumder

Yes, Sir. Infosys recently announced permanent workforce from home… [No audio] Sir, I am asking questions, already two questions I asked. And, my third question is recently, Moody's has lowered Infosys' rating to BAA-1 negative from A3 negative. Agencies say that Infosys' rating can be further downgraded if it undertakes material debt-accounted acquisitions or increases returns to shareholders. Whereas in Page 85 of the Annual Report…

A.G.S. Manikantha

Thank you, Mr. Tamal Kumar Majumder, for your questions. Kindly log off and continue to watch the proceedings. May I request the next shareholder to go ahead and ask your question? Yeah, kindly unmute yourself and go ahead, Mr. Jaydip. Yes, go ahead, My Jaydip.

Jaydip Bakshi

Good evening, Chairman, Board of Directors. Thanks for the dividend, passed on to the shareholders. And, Sir, Company managing continuity of business by the work from home, in this era of crisis. Will this continue, this system in the normal conditions? Sir, the recent crisis has accelerated clients more along digital activities like planned scheduling, cost reduction, and reducing idle time. Hope our Company will seize this opportunity to serve the changing needs and are we planning to spread globally outside 46 countries? Sir, due to COVID crisis, are there any plans for layoffs or planning for three days of work schedule, like that? Sir, that's all from my side and best wishes to the Management and staff for the coming days with better results. And what future plans you have? Any future plans like that? Thank you, sir.

Thank you, Mr. Jaydip.

A.G.S. Manikantha

Mr. Adil? Kindly unmute your line and ask your question. Mr Adil?

Mrs. Homayun? Kindly ask your question. Mrs. Homayun? Mrs. Homayun, we can't hear you. Can you kindly speak or unmute your line?

Homayun Beruz Pouredehi

Hear me?

A.G.S. Manikantha

Yes. Kindly go ahead and ask your question. Mrs. Homayun, you have to unmute yourself. Kindly unmute yourself and ask your question.

Homayun Beruz Pouredehi

I'm Homayun. Can you hear me now?

A.G.S. Manikantha

Yes Madam, kindly ask your question.

Homayun Beruz Pouredehi

Can you hear me? Yaa, hello...

A.G.S. Manikantha

Yes, we can hear you. Kindly ask your question.

Homayun Beruz Pouredehi

I'd like to know... this lockdown, how has it affected us? I just want to know, what extent it has affected us? One question. Secondly, I want to know, our subsidiary in China, will this war between India and China affect our work in China? I would just like to know. Are you planning to close down because in the beginning, was it running in profit? I would like to know. And regarding recruitment, have you done any new recruitments? Was there a need to do new recruitments or were you about to do and you have kept on hold because of this lockdown? And, we are proud of Mr. Nandan Nilekani, we are proud of all our

directors. Mr. Nandan Nilekani was the pioneer of, the founder of Aadhaar card system. In fact, we are proud of all directors. They are all great authorities in their own respect. Sir, we came to know how many countries you are located. We just wanted to know. And regarding H1 visas, somebody else has also mentioned, sir, how will it affect us? Will there be changes? Sir, Mr. Trump claims he is a friend of Mr. Modi. Sir, then, Mr. Modi's citizens should not be treated like this. We should be helped because without H1 visas, Sir, our very good intelligent people will not be available to the Americans. Sir, and now I'm concluding my questions. Sir, I'm handing it over to my husband. We are speaking on the same mobile. His name is Beruz Feramroz Pouredehi … Sir, he may speak for a few minutes with your permission.

A.G.S. Manikantha

Kindly hand over the phone.

Beruz Feramroz Pouredehi

Hello. Thank you very much. Thank you very much. Sir, I would like to ask you in how many countries are we located, 46 countries or more than that? And, how many employees we are having totally because TCS is having more than 4 lakh employees? And whether Narayan Murthy is taking keen interest in our company? Because he was the original founder. With the support of Sudha Murty, the Infosys Foundation is doing very fantastic work. Sir, we would like to know how this pandemic situation has affected this profits and Sir, we would like to ask you which sector is doing the maximum profit in banking, finance, insurance? So, we would like to know. Also, we support all your resolutions and we would like to, we've already visited your Bangalore unit, and your Mysore unit also we've visited, long back. And, we are very old shareholders. We used to attend this AGM when Niladri Prasad used to conduct at ITC Maratha and subsequently at Four Seasons. So, we are very proud that we are able to get in connect with you and have what you call maximum impact with you. We would like to support all your resolutions and we wish our Company all the best and you keep on giving maximum dividend because our Company, on Friday, it has gone from 700 to 747. So, its share prices have rocketed because of Accenture. So, all the IT companies are doing very well. And, we hope that our No. 2 slot in the IT gather will reward us, all the shareholders. Sir, we wish our Company all the best and we hope to see better days ahead. Thank you very much and give our regards to Narayan Murthy and Salil Parekh. Sir, we hope to see you next year physically. Thank you very much.

A.G.S. Manikantha

Thank you, Sir. May I request the next question to be taken by video? Mr Adil? Mr. Adil, kindly unmute yourself and ask your question. Yeah. Mr. Adil, we can't hear you. Kindly unmute yourself and ask your question. I think there is a poor connection from Mr Adil. Mr. Adil, we will take your question next… probably you can come after reconnecting, and then we will take your question. Meanwhile, we request Mr. Santosh to unmute himself and go ahead with his question.

Santosh Kumar Saraf

Yes, Sir. My name is Santosh Kumar Saraf. Are you hearing myself?

A.G.S. Manikantha

Yes, Sir, we can hear you… Kindly go ahead with your question.

Santosh Kumar Saraf

I am Santosh Kumar Saraf from Calcutta. I would like to thank and congratulate the Board of Members and CFO for this achievement through the year in spite of business difficulties due to pandemic. Second, I would like to thank Mr. Ramachandra and Mrs. Roshni for giving a nice dry run and especially supporting us with all technical issues and queries. Sir, I would like to thank you for the dividend of 17.50 rupees for the shares this year. With regard to our respected Prime Minister's measures for making India a self-reliant nation, is there any extra initiatives that Infosys is taking in its capacity, as Infosys being one of the reputed international organizations? Thank you for allowing me to speak today and wishing everyone to be safe and hope to meet you all in person next year. Thank you.

A.G.S. Manikantha

Thank you, Mr. Santosh. Can we have the next question on an audio? Miss Suchitra? Miss Suchitra, are you there?

Suchitra Dutta

Yes, yes. *Main Hindi mein baat kar rahi hoon.* Good evening, everybody. *US ke karmachari visa ke problems ke kaaran aur India ke 33% karmachari work from home kar rahe hai, karnewala hai. Toh, India mein bijli ka bhi problem hai aur internet ka bhi problems aate rehte hai, inke kaam karne mein dikhat hoti rahti hai. Toh Infosys is samsya ke, iska kaise niptenge aur Infosys sunishchit karegi kya aise karmachari ke prodarshan aur Infosys ka growth barkarar rahein? Iske baare mein kuchh batayein?*

[I am speaking in Hindi. Employees in the US are facing visa problems, and in India, you said 33% of the workforce is working from home, or will be working from home. But in India, there are problems with electricity and water, and also with the internet, as a result, work keeps getting disrupted. How does Infosys plan to work around this problem and ensure that the performance of these employees as well as Infosys' growth remain unimpacted? Could you say something about this?]

A.G.S. Manikantha

Thank you, Miss Suchitra. Can we have the next question on the audio, please? Mr. Abhirup?

Abhirup Nandy

Good afternoon. Am I audible?

A.G.S. Manikantha

Yes, Sir, kindly go ahead and ask your question.

Abhirup Nandy

Sorry, there was some video error from my side. So I apologize for this. Okay my questions are going to sort of… Sir, you have two subsidiaries, Infosys Technologies Shanghai Company Limited that is in China, it's a 100% subsidiary. It has been posting continuous loss. And also, you have Infosys Consulting Shanghai Company Limited, that is a less material subsidiary, but that also has negative equity. So, what are the reasons for such continuous loss and what are the strategies ahead with these China companies? Sir, you have invested ₹ 1,335 crores in Infosys Nova Holdings instead of directly investing in Outbox Systems Inc. So, what is the logic behind directly – not – indirectly investing through Infosys Nova Holdings? Sir, proud to have our company getting certified by ISO 27701. Really great achievement. I would also like to really appreciate the way you have expressed openheartedly the risks related to current COVID situation and we shareholders are absolutely agreeing and we are prepared for it. Hoping that Management will give their best. Sir, thank you. There is no complaint regarding your financials, which has been very well disclosed. And, as for audit committee, you have exactly three members. Since it is a very important committee of our entity, are you looking ahead to increase one more member? Because three is the minimum, you're keeping the minimum, but still, if required, you can, you may consider keeping one more member for audit committee. Thank you, sir.

A.G.S. Manikantha

Thank you, Mr. Abhirup. Can we have the next question on audio, please? Mr. Santosh Kumar?

Ms. Kirti Shah? Kirti Shah, kindly go ahead and ask your question. Yes, we can hear you, kindly go ahead with your question. Kirti Shah?

Can we move to the next question, please? Mr. Sharath Kumar?

Okay, I think we have a few shareholders lined up on video. Can we take the questions from them? Yes, Mr. Adil?

Adil Polad Irani

Hello, thank you very much. I'm okay, and I hope everything at the Company and the staff are okay, hale and hearty by the grace of god…Kiran Mazumdar, thank you very much…

A.G.S. Manikantha

Thank you, Mr. Adil. Can we have the next question from an audio link, please? Mr. Sharath Kumar? Mr. Sharath Kumar, kindly unmute yourself and ask your question.

Mr. Muralidharan? Kirti Shah, if you can unmute yourself and ask your question... Kirti Shah, kindly unmute yourself and ask your question...

Kirti Jayantilal Shah

Hello, hello. Are you hearing?

A.G.S. Manikantha

Yes, Sir, please go ahead...

Kirti Jayantilal Shah

Why our PE is lower compared to the industry. Why our net profit margin is 45%... For two years... Last year, it was 66%. Day by day... What steps you are taking? And what steps you are taking for this PE? Our PE is lower than industry PE. What are you doing for the betterment of the shareholder? What do you plan for the betterment of the shareholder now?

Thank you, Mr. Kirti Shah, for your questions. Can we move to the next question, please, on audio bridge? Mr. Reddappa, can you unmute yourself and ask your question. Mr. Reddappa, kindly ask your question.

Can we move to the next question please? Can we have Mr. Sharath Kumar? Mr. Sharath Kumar, kindly ask your question.

Sharath Kumar

One second. Let the camera get connected.

A.G.S. Manikantha

Mr. Abhishek?

Abhishek J

Yes, Sir.

A.G.S. Manikantha

Mr. Abhishek, we can hear you. Please go ahead and ask your question.

A.G.S. Manikantha

Looks like there's some connectivity issue with you. We request you to kindly go ahead and ask your question on audio.

I think Mr. Abhishek is in a bad network area. Request him to kindly rejoin and ask his question. Meanwhile, can we request the next shareholder to go ahead and ask his question? Mr. Ashok Chakravarthi, kindly go ahead. Unmute yourself and ask your question. Mr. Ashok Chakravarthi?

Can we take the next question from a video question? Mr. Muralidharan? Mr. Muralidharan, kindly unmute yourself and ask your question. Mr. Muralidharan, kindly go ahead and ask your question. Mr. Muralidharan, we can't hear you.

Muralidharan R.

Mr. Chairman, ladies and gentlemen…

A.G.S. Manikantha

Thank you, Mr. Muralidharan. Can we have the next question from an audio line, please? Mr. Ashok Chakravarthi? Mr. Bharat Raj? Mr. Reddappa?

Reddappa Gundluru

Good evening, Sir.

A.G.S. Manikantha

Yes, Mr. Reddappa, kindly go ahead and ask your question.

Reddappa Gundluru

Good evening, everybody. My name is Redappa Gundluru. Thank you for this facility, you are giving very good opportunity for the virtual program today, Sir. I'm very much happy about this meeting because I wanted to appreciate our Company Board of Directors, especially Nandan Nilekani, because he's a troubleshooter. He's increasing our Company's reputation to higher levels, he's a nice person, he's a capable person, he's a deserving person, Sir. That's why we are investing more money every year, Sir. Thank you so much for the dividend also, Sir. My question is what is the impact on, recently the US government and other countries have taken some decisions on H1, all other visas? What is the impact on the Company in upcoming years for the revenue growth? So, can you brief about this, in this pandemic Corona, in the upcoming couple of years, what is the impact on the Company, positive or negative? I would like to know, Sir.

Another question is… okay, I'm restricting to only one question, Sir.

A.G.S. Manikantha

Thank you, Mr. Reddappa. Can we have the next question from Mr. Ashok Chakravarthi? Mr. Ashok Chakravarthi, kindly unmute yourself and ask your question.

Can we move to the next question, please? Mukund Deshpande.

Mukund Deshpande

Yeah. Sir, my question is the present COVID-19 crisis is going on. I will say it is crisis is one and the second crisis is, tomorrow we may have to face a problem with China border and other countries. So, our Management is ready to face such challenges?

A.G.S. Manikantha

Thank you, Mr. Mukund. We have noted your question. Can we have the next question from Mr. Abhishek please?

Thank you, Mr. Abhishek. Can we take the next question please from an audio bridge? Mr. Bharat Raj, kindly unmute yourself and ask the question.

Thank you. With this, we conclude the question session from all the shareholders. Now, I hand over back to Mr. Nandan Nilekani.

Nandan Nilekani

Thank you for all the questions. While we provide the answers to the questions shortly, I request to play videos which showcase the work done by Infosys teams during the last year.

[Video plays]

We will now begin the answers to the questions. In this round, we are answering the questions that were raised in the web chat and after one round of web chat questions, we will come back with a round of questions from the video and audio questions that were asked just now.

The first question I have is, any clarification on the whistleblower done during the last financial year apart from the stock exchange notification. This is from ***Preet Subodhbhai Jadawala****.*

Answer is: We have dealt with the matter in accordance with our Whistleblower Policy. The Company cooperated with the investigation by the SEC with regard to the whistleblower matter. In March 2020, the Company received notification from SEC that the SEC had concluded the investigation and the Company does not anticipate any further action by the SEC on this matter. Additionally, the class action lawsuit that was filed in 2019 has been voluntarily dismissed without prejudice. With respect to Indian regulators, the

Company has responded to all the enquiries received from from all the authorities so far. We can confidently say that the matter is closed and that the whistleblower allegations have been dismissed.

Second question. Hi, I would like to know Infosys' strategy on acquisitions amidst various opportunities that are opening up due to COVID. This is ***Kalyan Kumar Guggilam****.*

Answer is, we look at mainly tuck-in acquisition opportunities in the digital technology arena, including bolstering our presence in some less represented geographies. We look forward to expand our presence and capabilities in technology of the future. We are also seeing opportunities of the captive takeover area.

Question No. 3. From long-term prospects, have you assigned any team or have any plans to identify opportunities arising due to COVID situation? Shareholder name is ***Parameshwar Venkatachalam****.*

Answer: It is clear that enterprises that had moved forward with their digital transformation agenda leveraging technology have fared better in this crisis. Technology will be a major aspect of the solution for clients to shift their business models and increase the resilience, both of which are required right now. We are quickly pivoted to offering resilient, remote working solutions, like cybersecurity, return to workplace, and IT cost restructuring, as they become highly relevant to our clients. We've also seen the acceleration of digital transformation in magnitude to cloud, automation and increasing focus on optimizing costs. We also see opportunity for vendor consolidation and captive takeout.

Question No. 4. This is from ***Mahesh Bhagwan Makhija****. I would like to know how a company can help our nation and entire universe to combat COVID-19 through various types of technology.*

Answer: We are conscious of our social responsibility and have contributed to the efforts of governments and communities of the countries where we operate to combat the impact of this pandemic. Our technology research teams are deeply involved in assisting governments in various countries to respond to the pandemic using technology. In India, we're involved in assisting various local administrations in dealing with contact tracing. Similarly, in the UK and the USA, we're helping to build technology apps and solutions for contact tracing and aiding the healthcare communities. As you know, our Infosys Foundation is doing a lot of work in creating healthcare facilities, ensuring needs of migrant workers are taken care of, and in supporting PPE for healthcare workers. We are also working with the government in Karnataka for setting up call center to track, help and monitor impacted citizens. So, as you can see, we're doing a lot of things in the COVID area.

The final question is: My question is about innovation in Infosys. Is Infosys working with any academic or research partners to create low-cost medical equipment like ventilators for COVID. This is from ***Sharma Kappaguddu****.*

Answer: As I said in the previous answer, our technology teams are working across the world, providing technology for contact tracing and other solutions and helping in aiding the healthcare communities around the world. Nothing to do specifically with ventilators.

So with that, I hand over to Salil to take his questions.

Salil Parekh

Thank you, Nandan. The shareholders had a few questions that I will address.

First question: Have you seen any drop or cancellation of large projects from travel and hospitality sector? The shareholder asking ***K. Moideen Ghani****.*

The answer is for us, travel and hospitality sector is relatively small, so we don't expect any material business impact from this sector.

Second question: Please brief us about the least affected sector and worst affected sector with COVID and its impact. Will they compensate each other? Shareholder name ***Anita Gandhi****.*

Answer: Sectors like retail, manufacturing and the travel-hospitality, I just shared, are the ones most impacted. Financial services, energy, utilities are relatively less impacted. Communications, hi-tech, life sciences, healthcare have seen actually slightly better opportunities. There will be some overall negative impact as a result of COVID-related developments, in the near-term, but in the medium and long-term, we see opportunities for clients as they fast-track their digital transformation journey, consolidation of vendors and some captive activity.

Next question: What is the outlook for the first quarter considering the COVID situation and US H-1B visa restrictions? Question from shareholder ***Bhupender Nag Modi****.*

We have seen business impact due to deal closures and longer decision cycles. However, the impact is relatively less as compared to what we envisaged in April. Since many of the economies have opened up, there is strong government fiscal monetary support. We have not seen large cancellations. We also been able to put in place methods through technology for connecting with our clients that have helped. We have also increased employees in the US over the last two or more years, where we have a large percentage of our employees, over 60%, who are independent of any visa situation.

The next question: Hello, Sir, what is the biggest business challenge faced by the Company in view of global? And how do you plan to overcome this? The shareholder is ***Vinay Charanveer Shetty****.*

The challenge facing all of our industry is really the uncertainty of the situation and the duration with respect to our clients. There is no clear sense yet of when the recovery will begin and when the sentiment of our clients or their employees, or in general the consumers, will improve. Another risk could be a second wave which could emerge, and if there are more lockdowns. We are in constant communication with our clients and overall, we see an increased move to the work of digital and we will be assisting them more and more in this need. We are confident, if we continue to work with our clients on their immediate and emerging technology needs, we will actually emerge stronger through the crisis.

Next question: Have you lost any market share or business in the US? Shareholder name ***Jasmeet Singh****.*

We continue to engage with our clients on a regular basis remotely. They're very appreciative of our response and ability to transition the work from home as the pandemic has struck. They want to engage with us and to see digital transformation in their business. In financial year '20, we grew at 9.8%, which is among the fastest growth rate of large vendors across the IT industry. And this is testimony to the fact that we are gaining market share. We also saw our digital revenue grow at a very fast rate of 38% and that's another area where we can see that we're gaining market share.

The next question: What will be the impact of slowdown in the economy on the operating revenues and… for H1 financial year 2021? The shareholder name is ***Vishrath Dilip Bora****.*

In the near-term, we do see an impact on our business. The company anticipates some slowing as a consequence of the global crisis. This is impacting the closure of some new deals and decision cycles across various verticals. However, we see, in the medium-term and the longer-term, much more benefits and positive activity across the business. Operating margins will see headwind due to some challenges from utilization in the near-term which we'll try and offset through lower overheads, lower travel costs and cost optimization measures that we have already kicked in. We have a strong Balance Sheet and have responded fast to contain this…and the costs to ensure our financial resilience. Infosys is poised to confront the challenge and help its clients navigate through it as well and emerge resilient from this crisis.

The next question: I would like to understand how will this new work from home scenario have an impact on margins in terms of capex and operating costs that will have to be incurred to set up this infrastructure on a permanent basis. And what would be annual recurring capex and opex towards this? Shareholder name is ***Harit Shah****.*

Work from home will create business disruption due to revenue impact and will also create short-term utilization challenges on the margin. We expect those margins to be offset by cost takeout, higher offshoring, and lower travel costs. Due to the slowing growth resulting from the crisis, our capex needs will also reduce in the short term. We will reassess a long-term capex plan based on how the situation evolves.

The next question: Does the Company have any plan to acquire foreign IT firms in the near future? The shareholder name is ***Sabiyu Rehman Gunduvayal****.*

The answer: We are actively looking at acquisitions outside India. The focus of those will be in the digital areas, specifically on cloud or on the data side and also could be focused on business platforms. The current scenario could offer us opportunities for acquisitions, and we have a healthy pipeline that we are reviewing on a regular basis.

The next question: What is the business plan for the future after COVID-19? And how impacted will the IT industry be? The shareholder name is ***Naval Kishore****.*

The pandemic itself will have an impact in the near term, in the medium and long term, we continue to see that the technology side will have a lot of positive traction with our clients, especially as it relates to cloud and as it relates to cybersecurity. We have quickly pivoted our focus on those and areas of cost

efficiency and areas of consolidation. So, while we see some near-term impact in the medium and long term, we continue to see actually a good traction in many of those areas.

Next question: What are Infosys' plans for enhancing the artificial intelligence capabilities in financial year 2021 and beyond? The shareholder name: ***Ronak Rajpal****.*

Artificial intelligence has been a core area for our Company for many years. We have a dedicated service line in helping our clients leverage AI in their processes and for their automation tasks. We're building AI capabilities in our data analytics practice of predictive analysis on our Edge suite of platforms which use AI and machine learning extensively. AI-related techniques are becoming pervasive. We'll see this is to be a crucial capability. We are also using a lot of AI-related courses in our reskilling platform, both on Lex and Wingspan. And we expect to leverage strong partnerships we have with third-party AI solutions, for the benefit of our clients.

Next question: First of all, thank you to the entire Infosys management for the opportunity of joining via VC. Even if the pandemic wasn't here this, seems really great that many can join in and get first-hand experience. I have two questions for the Management: First is what will be the future of cloud computing and AI? Shareholder name is ***Shobha Dujari****.*

On AI, the points I have just shared will be relevant. On cloud computing, it's a very large area of growth for all of our clients. We have been extremely proactive in building a good set of capabilities and also, we have built partnerships with the large cloud providers and now with two of the emerging cloud providers as well. We believe we are extremely well-positioned to benefit from the cloud activities as they will develop.

Those are all the questions in this first round for me. Pravin, over to you, please.

Pravin Rao

Thanks, Salil.

The first question for me is: In this pandemic, when most people are working from home, can Infosys play a role in providing education from home using technology? The shareholder name is ***Keshab Yunus Modi****.*

We have invested in our Lex platform, which provides the ability for anyone to learn anytime anywhere 24x7. Using that platform, our employees can access learning content, they can interact with instructors, they can take regular assignments and they can get certified as well. Our clients are also excited about making this platform available for their own employees, for accelerated learning opportunities. We have extended this platform to them and it is called Wingspan. Likewise, for engineering graduates in India, we have also a version of this platform called InfyTQ, where they are able to get access to high-quality Computer Science education. In US as well, we have opened up Pathfinders online institute, an online learning platform for teachers, schoolchildren and their families, so that they can access high-quality Computer Science education from home for free.

The second question is: During this COVID pandemic era, when many companies are opting to lay off tons of employees to cut down operating costs, the shareholder would like to know whether Infosys is planning to do something on similar lines? Shareholder name is ***Abhishek Singhal****.*

Given our overall business situation and our long-term commitment to our employees, we have no plans for mass layoffs. We continue our performance-based exits, in line with our earlier practice.

There is a question from Imran Akhtar. Is working from home affecting the productivity of deliverables?

The response is, we have had very positive stories from our projects and client stakeholders. As you are aware, we have moved about 93% of our workforce to remote working in early April and at peak, we had about 97% of our people working from home. Initial benchmarking shows that we have been able to maintain productivity as well as all the deliverables to our clients, and we have not seen any client escalations or SLA misses on account of work from home.

The next question is: What percentage of your workforce is currently working from home? How do you see this changing in the coming weeks / months? What is the steady state you envisage? There have been similar questions from a few shareholders. Their names are ***Om Prakash Subbarao, Venkateswaran S., Jahangir Dar Hanumesh, Vasudev Rao****.*

Currently, as I said, we have about 95% of our workforce working from home. At peak, we had about 97%. Today, we have about under 5% working from office. We are not in a hurry to start working from office. We want to do it in a very slow and calibrated manner, keeping in mind the safety and security of our employees. And, in the long-term, we envisage a hybrid model, where one would have the flexibility to work from either office or work from home. There'll always be times when people have to work from office, even though they may have flexibility and ability to work from home. This will depend on the nature of the project as well as client comfort. So, it's very difficult, at this stage, to envisage what the percentage would be. But, our endeavor is to make sure that we have an environment and operating model which gives us the flexibility to either work from office or work from home.

Then the next question is: What would be the impact of H-1B visa restrictions imposed by US? It has been asked by a couple of shareholders – ***Amit Prakash Bhonsle*** *and* ***Arunabha Bhattacharya****.*

We are constantly monitoring the developments in the US regarding immigration rules. And we believe Infosys is well-prepared to address any near-term challenges as a result of our strong localization strategy and a resilient business model. In the last 24 months, we have implemented our localization initiatives at scale in US, recruiting more than 10,000 US nationals or permanent residents, and have significantly reduced our dependency on visas. Currently, about 60% of our US employees are visa-independent.

The next question is: What is the outlook on new hires, especially lateral hires, and how has the attrition rate been over the past quarter? Shareholder name is ***Vikas R****.*

We have ensured remote onboarding for our lateral joins this quarter. We have committed that we will honor all the offers made by us and look forward to welcoming the new Infoscions. Our attrition rate has

declined over the last few quarters, thanks to our employee engagement initiatives and robust growth rates, which give opportunity for employees for career growth. We expect to see further decline in attrition in the coming quarters.

*Next question is, Infosys has not had any presence in North-east India where there are seven states and Guwahati is the heart of all. Any plans for expansion and capture of the market? The shareholder name is **Suranjan Sharma**.*

In the eastern part, we have a presence in Bhubaneswar right now, and we also have plans for expanding in Calcutta. But given the new normal, it's very difficult to envisage the post-pandemic situation. So given that in the near-term we are not planning to open any new officers or invest any more in incremental infrastructure spend – but once we have clarity on the long-term normal post the pandemic, we will definitely take this into account.

*Next question is, what implications does the Company foresee on its financial operations from the ongoing tensions from China and other global issues like depreciation in the value of rupee. Shareholder name is **Piyush Vinodh Sancheti**.*

We are a global company with operations in many countries across the world and have clients in China who are largely serviced locally by our China-based employees. We are of course deeply concerned about the recent escalation in the geopolitical tensions. At this stage, we have not seen any disruptions in our operations. We will comply with government directives in any of the countries that we operate in. Regarding the movement in currencies, we have an active hedging strategy to tide over currency volatility.

*Next question is from **Shriram Sampath**. request an update on the GST software as news item appeared prominently that the top Executives of the company were summoned by the Ministry of Finance regarding the software glitch.*

We are working with both GSTN and the government in addressing the issues raised. Today, the system is working fine, and based on our advice, GSTN has also staggered the filing dates in order for us to bring down the load that was testing the system on the last day.

*Next question is, why can't on our company diversify into slightly non-traditional areas, like developing an app that is a competitor to Tik Tok. Shareholder name is **Shubham Bharatiya**.*

This a good question and a good suggestion. We continuously look for business opportunities and expanding our footprint and getting into new areas like products and platforms. We will definitely consider this.

And that's the end of the questions in this round and I will now pass it on to Nilanjan.

Nilanjan Roy

Thank you, Pravin. We've got a couple of questions on dividend, so I'll take them one by one.

*This is a question from **Sushil Haksar**. Will your dividend policy be maintained?*

The Board has revised its Capital Allocation Policy in FY20 to return approximately 85% of free cash flows to shareholders over a five-year period till FY24 through a combination of semi-annual dividends and/or share buyback and/or special dividends subject to applicable laws and requisite approvals. There is no change in that policy.

*The second question, from **Biswarup Ganguly**. Can the Company get any interim dividend this year?*

The Company and the Board will take a decision on interim dividend for FY21 in due course.

*In spite of earning a good income, that dividend paid is less than that of the previous year. Is it possible to increase the same? This is a question by **Jai Raghuraman**.*

Given the COVID-19 uncertainties, it becomes very important to ensure liquidity in the business. Many companies globally have stopped this dividend due to uncertainty. Despite this, the Board approved ₹ 9.50 as final dividend, equaling the total regular dividend paid in FY19 of ₹ 17.50. The Board will return 85% of the free cash flows approximately to shareholders over a five-year period as per the Capital Allocation Policy.

Any possibility of a stock split, and what about dividend distribution policy? This is a question from **Anandu Vitthal Nayak**.

I have already mentioned about the dividend distribution policy off. The Board will consider the stock splits if there's a need at an opportune time in the future.

*What is the year-on-your split of organic growth versus inorganic growth due to acquisitions, for example, Brilliant Basics or Stater. This is a question from **R. Santosh**.*

The overall growth as you know is 9.8% for FY20 in constant currency terms – this includes Stater JV through acquisitions and Simplus acquisitions, excluding which the organic growth in FY20 was 4.8% in constant currency terms.

*There's an increase in the total expenditure. i.e. ₹ 11,140 crores in 2018-19 and ₹ 6,901 crores in 2019-20. Please let me know the reason for the same. This is a question from **Vijith Chandrakant Joshi**.*

The cost of sales was 66.9% of revenue as compared to 65.2% during the previous year. This is mainly on account of the increase in employee cost and cost of technical subcontractors, which increased in 2020 on account of increased in volumes, increase in compensation, and increase in technical subcontractors to meet the talent crunch, partially offset by our cost optimization measures including onsite mix.

*Why is operating margin going down year-on-year from 25% in 2016 to 21% and 2020? This is a question from **Ishan Sharma**.*

Our operating margins were very steady in a FY17 and FY18. You may recall that we spoke of specific investments in the business to enhance our capabilities, increased localization, retraining our employees, and investing in strengthening our sales team. We made these investments in FY19. In addition, we had every year salary increases in line with industry practice, pricing pressure on the core part of our business, offset by cost optimization increase in digital business, and currency benefits. These were the primary reasons for the drop in profitability. We have shown margin recovery and resilience through FY20 and hope to continue on that path going forward barring the near-term pressures due to COVID-related issues.

*Operating margins have come down from 22.8% in FY19 to 21.3% in FY20. Why? Is there any specific reason for this fall? This is from **Mr K.S. Balasubramaniam**.*

Our operating margin in FY20 was 21.3%, which decreased FY19 by 150 basis points. Net cost optimization benefit from higher offshoring pyramid lean and automation was offset due to the salary increase of 160 basis points. We also had a higher visa costs in FY20. All this led to a 150 basis point drop in operating margin in FY20.

When can the company go back to EBITDA margin in excess of 26%?

We have a very focused margin Improvement program that is looking at both operating levers as well as some strategic shifts through leveraging automation. We don't have a long-term margin guidance in place.

*Can you let me know our business segmentation in terms of AI, Digital, Data, Cloud and so on? this is from **Sunder Ram Madduri**.*

We declare our Digital revenues by business segment, and it is there in Page 278 of the Annual Report. The Digital pillars are there in investor presentation Page number 12.

*Have any bonus shares been declared in the financial year 20-21? This is from **Vimal Kumar M**.*

There have been no bonus shares declared for FY21.

With that I will pass on to Manikantha.

A.G.S. Manikantha

Thank you, Nilanjan. There were a few questions. I'll go through them.

*There was a question from **Mr. Mohit Agrawal**. The question is, as a shareholder, I am interested for the capital appreciation of my share. I'd like to know if the Company is desirous in this AGM or any time in the future bonus to its members.*

The answer is, the Company has issued 1:1 bonus shares in the year 2019. The Board will consider at an appropriate time in the future on issuance of bonus shares.

*There was a question from **Thomas P. Joshua**. And the question is, how can I view the statutory registers? And there are similar questions in that regard by **Kumkum Rathee, Nishant S. Shirke**, and **Amit Kumar Gupta**.*

And the response is, as mentioned earlier in this AGM, for inspecting the statutory registers, kindly send an email to investors@infosys.com from your registered email ID along with your contact details. The register will be made available to you for electronic inspection.

*There was a question from **Mr. George Alexander**, asking why is the participation in the AGM on a first-come-first-served basis, and there are similar questions from a couple of other shareholders.*

And the response is as per the circular issued by Ministry of Corporate Affairs, companies should arrange a facility having a capacity to allow at least a thousand members to participate in a first-come-first-served basis. However, the Company had not put any restrictions on the number of shareholders participating in this meeting. We had an overwhelming participation from all the shareholders across the country – across the globe. The Chairman will mention the number of shareholders who participated in this meeting over the video conference in the closing remarks.

With this, I hand it over to the Chairman. Mr. Nandan Nilekani.

Nandan Nilekani

Thank you, Mani. And now, we will come to the second round of questions. These are questions that were asked in the video conference and we will do it in the same order and I don't have any specific questions to be answered from the video conference questions, so video and audio conference questions, so I will hand over to Salil.

Salil Parekh

Thank you, Nandan. There are a few questions that have come to me from the video questions. Thank you for the questions. I'll start with them.

The first question: economic downside good time for acquisitions. And this is a shareholder name ***Mrs. Patel****.*

We have a very active program to look at acquisitions. We are looking at acquisitions in the area of the digital focus, whether that's in cloud or in data. We're also looking at acquisitions in some specific geographies. We feel that these acquisitions are actively being considered and there's a good pipeline that we are looking at.

The next question. What will be the lockdown impact on business? Will the India-China political situation impact our business? The shareholder name is ***Homayun****.*

The first part of the question was already answered separately which talked about how we're doing the work from home. So I won't repeat that. On the second part of the question with respect to China, we are a global company with operations in many countries, including in China. A lot of the work that we do in China is being serviced by employees within China. Of course, we are deeply concerned with the recent escalation in the geopolitical tensions. At this time, we've not seen any disruption of our work in China and we will comply with the government directives in all of the countries we operate in going forward as we've always done.

Next question. Status of performance of companies which were previously held as assets. Shareholder name is ***Simha****.*

We had previously held assets of Panaya and Kallidus for sale. However, in April 2019, we had announced that we had taken them off the market as we had not received proposals that met our expectations. We have subsequently implemented plans to integrate them more closely, to refocus their activities, and to bring them closer to what our focus in the market is. They are making steady progress on these plans.

Those are all the responses from me. Pravin, I hand it over to you.

Pravin Rao

Thank you, Salil.

The first question is, are we continuing with our recruitment plan in the current situation? Shareholder name is ***Homayun****.*

We are committed to honoring all the offers we have made and are in the process of reviewing the joining date for the same. We are evaluating the pace of hiring for the remainder of FY21 to arrive at an optimal number of hires to meet our business requirements. Overall, we expect lateral hiring to continue in some manner and limited to skills which are niche.

The second question is, what is the expected reduction in cost of lease rental due to COVID?

As we said, these are early days. In the new normal, it will be a hybrid model where we'll have employees partly working from home and partly working from office. At this stage, it is very difficult to determine what percentage of employees will work from office and what percentage will work from home. Having said that, we are looking at opportunities for reducing costs in every aspect of our business.

The next question is, can the Company spend more towards CSR? Shareholder name **Anjai**.

As we mentioned earlier, we have already – Infosys Foundation has already spent ₹ 120 crore towards mitigating the COVID impact. Infosys Foundation has a defined plan for spending on CSR as approved by the Board. In addition to that, we also invest in CSR activities across the globe which is over and above the CSR limits. This request will however be placed before the Board for suitable consideration.

Next question is, cyber threat and data security in the wake of COVID – what is the framework that the Company is using? Shareholder name ***Anish Hegde****.*

As part of our cybersecurity strategy, we have deployed robust security controls to safeguard all our end points, system and network and cloud infrastructure against cyberattacks directed towards Infosys. The different cybersecurity solutions we have implemented have in-built artificial intelligence and machine learning capabilities which are vital for securing the organization. The existing IT remote access infrastructure was scaled up in order to enable employees to securely connect and work from home. We will continue to monitor the situation and continue to invest in technology to mitigate any risk from new cyber threats.

That's all I had. I will now pass it on to Nilanjan.

Nilanjan Roy

Thank you, Pravin.

There were a couple of questions on the subsidiaries. So the first question was, what are the subsidiaries under loss and the strategy for converting them to profit. And a similar question was on what is the profitability of Infosys China. And this is coming from ***Anirudh****.*

We work with each subsidiary company for improving their profitability over a period of time. Most of our subsidiaries also work closely and inset synergy with other Infosys entities. We closely manage these businesses to ensure that they are accretive to the entire Infosys group as a whole.

Second question. What are the plans to improve operating margin for FY20-21. This is from ***Nath****.*

Our big focus will be accelerated cost take-outs. While we have made enormous progress on this during the last few years, this is even more critical for FY20-21 in the period of the COVID headwinds. We have embarked on a series of steps to address near-term margin pressure emanating from lower utilization due

to supply and demand mismatches, which include complete freeze on discretionary spendings. We will also continue to look at the entire gamut of other cost levers we have as the situation evolves. Our ongoing strategic cost optimization levers around automation, pyramid rationalization, onsite-offshore mix subcontractors wage continue as in the earlier years. We are also looking at reduction in capex barring any committed on non-discretionary spends.

Finance charges of hundred and fourteen cross. Please provide details. This question is from ***Simha****.*

The Company adopted the new accounting standard IND-AS 116 on Leases effective 1st April, 2019. Finance costs relates to interest on lease liability, which is calculated using incremental borrowing rate.

Can we hope for better dividend next year? This is from ***Mr CAB Simha****.*

The Board will take a call on the dividend payout every year after considering various factors, including our capital allocation policy, cash generation, and deployment needs.

Why is our PE lower compared with the industry? This is from **Kirti Shah**.

We don't comment on any stock price and valuations. As a company and management, we are focused on shareholder returns, and a large part of the management remuneration is aligned to the TSR metric. As you will recall the shareholders, which approved the 2019 ESOP plan.

That is all from me. Mani, over to you.

A.G.S. Manikantha

I think all the questions were answered by Salil, Pravin and Nilanjan.

With that, I will hand over back to Mr. Chairman.

Nandan Nilekani

Thank you, Mani. Members may note that the voting on the NSDL platform will continue to be available for the next 30 minutes. Therefore, members who have not cast their vote yet are requested to do so. The Board of Directors has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the scrutinizer to supervise the e-voting process. Further, I hereby authorize Manikantha, the Company Secretary, to declare the result of the voting and place the results on the website of the Company at the earliest. The resolutions, as set forth in the Notice, shall be deemed to be passed today subject to receipt of requisite number of votes. We had 1,771 members participating today in this 39th Annual General Meeting. So we are grateful to all our shareholders from all over the world who are coming by video

conferencing. 1,771 people participated. Thank you all for attending the meeting and I hereby declare the proceedings as closed. Thank you very much and see you next year.